Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2014	2013

INCOME
Operating Revenues	$2,085,321	$1,803,948

Operating Expenses
Purchased Gas	610,537	451,599
Operation and Maintenance	456,350	428,073
Property, Franchise and Other Taxes	87,995	83,700
Depreciation, Depletion and Amortization	366,134	312,108
	1,521,016	1,275,480

Operating Income	564,305	528,468

Other Income (Expense):
Interest Income	3,812	3,845
Other Income	7,880	4,723
Interest Expense on Long-Term Debt	(90,809)	(88,639)
Other Interest Expense	(4,401)	(4,285)

Income Before Income Taxes	480,787	444,112

Income Tax Expense	190,962	183,151

Net Income Available for Common Stock	$289,825	$260,961

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$3.46	$3.13

Diluted:
Net Income Available for Common Stock	$3.42	$3.10

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,804,516	83,437,479

Used in Diluted Calculation	84,796,613	84,147,383